SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of: March 31, 2003


                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]      Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   [ ]            No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


All reference to dollar or $ is in Canadian dollars unless otherwise stated.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                       FOR QUARTER              DATE OF
                                     ENDED                    REPORT

BERKLEY RESOURCES INC.               March 31, 2003           May 28, 2003

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY           PROVINCE    POSTAL         ISSUER FAX        ISSUER TELEPHONE
                           CODE           NO.               NO

Vancouver,     B.C.        V6C 1T1       (604) 682-3600     (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON             CONTACT'S POSITION          CONTACT TELEPHONE NO.

J. Calvert                 Accountant                  (604) 682-3701

E-MAIL ADDRESS:                                    WEB SITE ADDRESS

N/A                                                N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                      DATE SIGNED
Signed:                                                   YY/MM/DD
"MATT WAYRYNEN"                                           03/05/28
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                      DATE SIGNED
Signed:                                                   YY/MM/DD
"LOUIS WOLFIN"                                            03/05/28
--------------------------------------------------------------------------------

BERKLEY RESOURCES INC.
INTERIM BALANCE SHEET
As at March 31, 2003
(Unaudited-Prepared by Management)

                                     ASSETS

                                                    March 31         December 31
                                                      2003              2002
                                                   -----------------------------
                                                        $                $
CURRENT ASSETS
     Cash                                            854,150          986,960
     Accounts Receivable                             166,061          151,902
     Computer Software hold for sale                  49,788           50,980
                                                   -----------------------------
                                                   1,069,999        1,189,847

Oil and gas properties and
    equipment (Note 1)                               627,019          529,651
Rental Property                                    2,089,386        2,089,286
Other capital assets (Note 2)                         18,840           20,356
                                                   -----------------------------
                                                   3,805,244        3,829,235
                                                   -----------------------------

                                   LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities         89,202           82,869
     Bank loan (Note 3)                              646,537          675,233
     Future removal and site restoration              55,200           55,200
                                                   -----------------------------
                                                     790,939          813,302
                                                   -----------------------------

                              SHAREHOLDERS' EQUITY

Capital Stock (Note 4)                             3,249,326        3,249,326
Contributed Surplus                                   75,000           75,000
Retained earnings                                   (310,021)        (308,393)
                                                   3,014,305        3,015,933
                                                   -----------------------------
                                                   3,805,244        3,829,235
                                                   -----------------------------

On Behalf of the Board

"Matt Wayrynen"            , Director
---------------------------

"Louis Wolfin"             , Director
---------------------------

BERKLEY RESOURCES INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Prepared by Management)


                                                        3 Months ended
                                                           March 31
                                                 2003                2002
                                              ----------------------------------
                                                  $                   $
OIL AND GAS REVENUE                            106,208              60,556
Interest income                                  6,468               5,518
Rental income                                    4,167              (1,633)
                                              ----------------------------------
                                               116,843              64,441
                                              ----------------------------------

ADMINISTRATIVE EXPENSES
Accounting, administration and expenses         23,345              15,216
Amortization                                     1,515                 569
Consulting and management fees                  66,000              18,000
Office and general                              13,993               4,303
Professional fees                               10,081               5,625
Transfer agent fees                              3,537                 804
Wages                                                -              15,300
                                              ----------------------------------
                                               118,471              59,817
                                              ----------------------------------

NET INCOME (LOSS) FOR THE PERIOD                (1,628)              4,624

RETIANED EARNINGS, BEGINNING OF
PERIOD                                        (308,393)           (160,747)
                                              ----------------------------------

RETAINED EARNINGS, END OF PERIOD              (310,021)           (176,123)
                                              ----------------------------------

                                                  (4.0)               (2.8)

BERKLEY RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)


                                                          3 Months ended
                                                             March 31
                                                   2003                  2002
                                                --------------------------------
                                                     $                     $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES:
     Income (loss) for the period                 (1,628)                4,624
     Add: depreciation                             1,515                   569
                                                --------------------------------
                                                    (113)                5,193


CHANGES IN NON-CASH WORKING
     CAPITAL ITEMS                                (6,633)               89,132
                                                --------------------------------
                                                  (6,746)               94,325
                                                --------------------------------

FINANCING ACTIVITIES:
     Expenditures on oil and gas properties      (97,368)                  520
     Repayment of loan                           (28,696)              (27,896)
                                                --------------------------------
                                                (126,064)              (27,376)
                                                --------------------------------

INCREASE (DECREASE) IN CASH                     (132,810)               66,949

CASH, BEGINNING OF PERIOD                        986,960             1,070,023
                                                --------------------------------

CASH, END OF PERIOD                              854,150             1,136,972
                                                --------------------------------

BERKLEY RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2003

1. Oil and Gas Properties and Equipment

                                                March 31,          December 31,
                                                  2003               2002
                                               ---------------------------------
                                                   $                   $
Oil and gas properties and equipment           3,476,446           3,379,078
     Less: Accumulated amortization and
     depletion                                 2,849,427           2,849,427
                                               ---------------------------------
                                                 627,019             529,651
                                               ---------------------------------

2. Other Capital Assets
                             Cost      Accumulated      March 31,   December 31,
                                       amortization       2003         2002
                                                          Net          Net
                              $            $               $            $

Computer equipment          30,636       14,751          15,885       17,173
Furniture, fixtures          5,585        5,159             426        2,734
Truck                       39,040       36,511           2,529       20,356
                            ----------------------------------------------------
                            75,261       56,420          18,840       20,356
                            ----------------------------------------------------

3. Bank Loan

The Bank Loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, however, the bank has agreed to accept monthly payments of $11,900 principal and interest, and is secured by a first mortgage over the rental property and an assignment of rents.

                Balance, December 31, 2002                        675,233
                Loan Payments                                      28,696
                                                                  -------

                Balance, March 31, 2003                           646,537
                                                                  -------

4. Share Capital

     Authorized    20,000,000 common shares, without par value

                             Number of Shares        Amount
                             --------------------------------
                             6,795,934             $3,249,326

5. Related Party Transactions

In addition to amounts disclosed elsewhere in the financial statements, the financial statements include the following transaction with related parties. Accounting, administration and premises includes $20,000 paid to a private company managed by a Director and consulting and management expense includes $48,000 paid to a previous director and the President of the Company.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                 FOR QUARTER ENDED              DATE OF REPORT

BERKLEY RESOURCES INC.         March 31, 2003                 May 28, 2003

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY         PROVINCE      POSTAL         ISSUER FAX        ISSUER TELEPHONE
                           CODE           NO.               NO

Vancouver,   B.C.          V6C 1T1       (604) 682-3600     (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON             CONTACT'S POSITION           CONTACT TELEPHONE NO.

J. Calvert                 Accountant                   (604) 682-3701

E-MAIL ADDRESS:                                 WEB SITE ADDRESS

N/A                                             N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                         DATE SIGNED
Signed:                                                      YY/MM/DD
"MATT WAYRYNEN"                                              03/05/28
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                         DATE SIGNED
Signed:                                                      YY/MM/DD
"LOUIS WOLFIN"                                               03/05/28
--------------------------------------------------------------------------------

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "B"
                            SUPPLEMENTARY INFORMATION

1. Analysis of expenses

General and administration costs

         General and administration and accounting             $23,345
         Consulting and management fees                         66,000
         Professional fees                                      10,081
         Office and general                                     13,993

$8,339 was paid to the office in Calgary for administration and accounting and office expenses.

2. Options outstanding     457,500 @ $0.34 expiry April 25, 2005

         Ernest Calvert                                    195,000
         Louis Wolfin           Director & Insider         195,000
         George Scott                                       20,000
         Jim O'Bryne            Employee                    20,000
         Andrea Regnier         Employee                    10,000
         Sandra Roy             Employee                     5,000
         David Wolfin           Employee                     5,000
         Jim Baylis             Employee                     5,000
         Freddie Chapel         Employee                     2,500

3. Shares in escrow NIL

4. List of Directors and Officers

         Matt Wayrynen          Director& President
         Louis Wolfin           Director& Chief Executive Officer
         Lloyd Andrews          Director

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "C"
                       MANAGEMENTS DISCUSSION AND ANALYSIS
                       For the period ended March 31, 2003

Description of Business

The Company is in the business of participating in approximately 50 oil and gas wells in Alberta ranging from 0.03 of 1% to 50%. The Company owns a 100% interest in office space in Vancouver, B.C.

Results of Oil and Gas Operations

The oil and gas Industry had a strong first quarter 2003 as oil prices stayed high due to the situation in the Middle East while natural gas sold at a premium due to the cold winter weather.

Oil prices opened the first quarter at U.S. $32.23 per barrel for West Texas Intermediate (WTI) and closed March 31, 2003 at $35.60. Natural gas opened January 1, 2003 at Cdn $6.18 per thousand cubic feet (mcf) and closed March 31, 2003 at $6.77. Natural gas prices are projected to remain strong throughout the summer months of 2003 as near-market distributors replenish storage reservoirs which are at a five year low in both Canada and the U.S. Environmental considerations will provide added support for strong natural gas prices. Security of supply will add support for oil prices to hold above the benchmark price of U.S. $25.00/barrel, regardless of any reduction in tensions in the Middle East.

Income Trust Funds continued their dominant presence during the early part of 2003 in buying on-line production. They were also significant participants in a very active first quarter of oil/gas well drilling. However, the drilling done by Income Trust funds was close in or development in nature, designed to enhance existing on-line production. Income Trust Funds, by design, are harvesters and therefore must restrict the level of risk involved their activities. This results in a significant sector of the oil ad gas Industry not being involved in developing new prospects. The Company has continued its program to develop new drilling opportunities by proving up-front investment with proven prospect generators. The objective is to grow new prospects to drilling stage and then bring in "drilling dollars" on very favorable investment terms to the Company, to test those prospects. High commodity proves throughout the first quarter 2003 has resulted in an abundance of drilling dollars outside the Income Trust Funds but shortage of drilling opportunities. Berkley is attempting to up-value its investment by involving the Company in this prospect development process. Berkley (50%) and its partners have acquired leasehold rights on approximately 1,900 acres on a class "A" gas prospect that should be drill ready by late 2003. Other prospects are being developed in partnership with prospect generators and active oil and gas operators with the intent to bring in additional partners to pay the drilling costs.

The Company continues to work with its partner Suncor Energy Inc. to farmout the drilling of the Sturgeon Lake Devonian (D-3) oil prospect. Berkley holds 27.50% interest in this prospect. Also the Company has agreed to participate for 10% in drilling a shallow sweet gas well in the Leduc, Alberta area. This well will be drilled in the second quarter 2003. If successful the well will be tied-in and placed on production immediately. The oil and gas Industry is dealing with many issues. Large scale projects such as oil sands plants and the Mackenzie Valley pipeline are front and center with major operators with large amounts of capital available but a shortage of skilled labor. Drilling contractors are faced with like problems. Overlaying these issues are environmental concerns highlighted by the Kyoto protocol. However each of these concerns brings its own opportunity for the Company as it stays focused on the conventional sector of the oil and gas business.

Results of Financial Operations

The Company's balance sheet as at March 31, 2003 as compared to December 31, 2002 reflects its expenditures on oil and gas properties and equipment for the period ended March 31, 2003 and the results of its operations for the period ended March 31, 2003. Overall, total assets decreased by $23,991 and total liabilities decreased by $22,363. The Company's working capital decreased from $431,740 at December 31, 2002 to $334,260 at March 31, 2003.

Revenues

Net oil and gas revenues increased by approximately $45,000 from March 31, 2002 figure at $60,556 to March 31, 2003 figure of $106,208. Of the total revenues of $179,451 the Company received more than 90% of its income from five major properties: (i) $91,735 from the John Lake leases ($28,171 March 31, 2002); (ii) $34,249 from the Skiff leases ($22,052 March 31, 2002), (iii) $13,698 from the Zama/Virgo leases ($7,360 March 31, 2002); (iv) $27,226 from the Carbon leases ($10,867 March 31, 2002) and $9,575 from the Halkirk leases ($22,835 March 31,
2002).

Oil revenues increased by approximately $18,000 from March 31, 2002 to March 31, 2003 and natural gas increased by approximately $70,000 from March 31, 2002 to March 31, 2003. The price of oil at March 31, 2003 was U.S. $35.60 as compared to $26.30 at March 31, 2002 and natural gas increased at March 31, 2003 to Cdn $6.77 compared to $4.40 at March 31, 2002. The increase in revenue for the period ended March 31, 2003 was due to an increase in oil and gas prices.

Interest income increase from $5,518 at March 31, 2002 to $6,468 at March 31, 2003.

Rental income less rental operation expenses showed a profit of $4,167 for period ended March 31, 2003. An estimated cash call of $25,000 for 2003 final property taxes and working capital purposes is anticipated to be made in June 2003. The company made payments of $28,696 for the period to the bank loan payable on the building.

Expenses

The Company's administrative expenses as at March 31, 2003 of $118,470 show an increase of approximately $58,000 from March 31, 2002. The increase in administrative expenses arose from an increase of approximately $48,000 for consulting and management fees, an increase of approximately $8,000 for accounting, administration and expenses, and an increase of approximately $1,000 for professional fees. The major increase of approximately $48,000 for consulting and management fees arose from management contracts and payments to the President of the Company.

Accounts receivable increased by approximately $14,000 from December 31, 2002 figure of $151,902 to March 31, 2003 figure of $166,061. Accounts receivable fluctuate depending on the timing of production receipts from operators and amounts due from participants in oil and gas activities.

Accounts payable increased by approximately $6,000 from $82,869 at December 31, 2002 at $89,202 at March 31, 2003.

The Company had made no material changes to its financial position and has sufficient funds on hand to continue its operations for 2003.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BERKLEY RESOURCES INC.
                                              (Registrant)




Date: June 30, 2003                           /S/ Matt Wayrynen
     --------------------                     ----------------------------------
                                              Matt Wayrynen, President